Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) announces to its stockholders and the market at large that, on the earnings release of the first quarter of 2017, it will change the presentation of the Managerial Income Statement. Discounts granted, resulting from credit negotiations with negative impact on the outstanding accounting balance, will be disclosed as a component of the financial margin with clients.

We present below the Managerial Income Statement, including the change mentioned above:

In R$ millions	2016	2015	change
Managerial Financial Margin	70,910	70,696	214	0.3%
Financial Margin with Clients	63,911	63,719	192	0.3%
Financial Margin with Clients (ex-Discounts Granted)	65,122	64,465	657	1.0%
Discounts Granted	(1,211)	(746)	(465)	62.2%
Financial Margin with the Market	6,999	6,977	22	0.3%
Result from Loan Losses and Impairment	(24,269)	(19,058)	(5,211)	27.3%
Provision for Loan Losses	(26,152)	(23,844)	(2,308)	9.7%
Impairment	(1,882)	(85)	(1,797)	-
Recovery of Loans Written Off as Losses	3,765	4,871	(1,106)	-22.7%
Net Result from Financial Operations	46,640	51,637	(4,997)	-9.7%
Other Operating Income/(Expenses)	(15,876)	(15,007)	(868)	5.8%
Commissions and Fees	30,952	29,278	1,674	5.7%
Result from Insurance, Pension Plan and Premium Bonds Operations	6,263	6,196	66	1.1%
Non-interest Expenses	(46,625)	(44,426)	(2,199)	4.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,466)	(6,056)	(410)	6.8%
Income before Tax and Minority Interests	30,765	36,630	(5,865)	-16.0%
Income Tax and Social Contribution	(8,540)	(11,287)	2,748	-24.3%
Minority Interests in Subsidiaries	(75)	(1,527)	1,451	-95.1%
Recurring Net Income	22,150	23,816	(1,666)	-7.0%
Efficiency Ratio	45.9%	44.4%
Risk-Adjusted Efficiency Ratio	69.7%	63.4%
Annualized average rate of financial margin with clients	10.2%
Annualized average rate of risk adjusted financial margin with clients	6.2%

This change has no impact on the forecasts disclosed by the Company for 2017, as stated in the Management Discussion & Analysis and Complete Financial Statements for the 4th quarter of 2016. The spreadsheet including quarterly historical information since 2015, which reflects the new presentation model of the Managerial Income Statement, is available in our Investor Relations website (www.itau.com.br/investor-relations).

As of the second quarter of 2017 earnings release, Discounts Granted line will be reclassified and disclosed in “Result from loan losses, impairment and discounts granted” in the Managerial Income Statement, to better reflect the Company’s management model.

We present below the Managerial Income Statement including the reclassification of Discounts Granted from “Financial margin with clients” to "Results from loan losses, impairment and discounts granted”, and its respective efficiency ratios and net interest margins:

In R$ millions	2016	2015	change
Managerial Financial Margin	72,121	71,442	679	0.9%
Financial Margin with Clients	65,122	64,465	657	1.0%
Financial Margin with the Market	6,999	6,977	22	0.3%
Cost of Credit	(25,480)	(19,804)	(5,676)	28.7%
Provision for Loan Losses	(26,152)	(23,844)	(2,308)	9.7%
Impairment	(1,882)	(85)	(1,797)	-
Discounts Granted	(1,211)	(746)	(465)	62.2%
Recovery of Loans Written Off as Losses	3,765	4,871	(1,106)	-22.7%
Net Result from Financial Operations	46,640	51,637	(4,997)	-9.7%
Other Operating Income/(Expenses)	(15,876)	(15,007)	(868)	5.8%
Commissions and Fees	30,952	29,278	1,674	5.7%
Result from Insurance, Pension Plan and Premium Bonds Operations	6,263	6,196	66	1.1%
Non-interest Expenses	(46,625)	(44,426)	(2,199)	4.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,466)	(6,056)	(410)	6.8%
Income before Tax and Minority Interests	30,765	36,630	(5,865)	-16.0%
Income Tax and Social Contribution	(8,540)	(11,287)	2,748	-24.3%
Minority Interests in Subsidiaries	(75)	(1,527)	1,451	-95.1%
Recurring Net Income	22,150	23,816	(1,666)	-7.0%
Efficiency Ratio	45.3%	44.0%
Risk-Adjusted Efficiency Ratio	70.1%	63.7%
Annualized average rate of financial margin with clients	10.4%
Annualized average rate of risk adjusted financial margin with clients	6.2%

With this initiative, Itaú Unibanco reaffirms its commitment to provide transparent information to stockholders and capital market agents.

São Paulo-SP, April 26, 2017.

MARCELO KOPEL
Investor Relations Officer